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02015380

02 FEB 25 AM 8:47

GOLDCORP INC.

82-106 SUPPL

ANNOUNCEMENT

GOLDCORP RECEIVES PRESTIGIOUS INVESTOR RELATIONS AWARD

Toronto, February 21, 2002 – GOLDCORP (GG: NYSE; G: TSE) is pleased to announce that it has been chosen as the winner of the Investor Relations (IR) Magazine's 2002 Canada award for **Best Senior Management Communications** among large capitalization companies (defined as $1 to $10 billion). Awards were presented last night at the IR Magazine's 2002 Canadian awards ceremony held in Toronto's Royal York Hotel. Goldcorp was also nominated, and received honorable mentions, for three other awards, which were **Best Investment Community Meetings; Best Use of Technology; and Best Investor Relations Web Site**.

Goldcorp would like to thank all portfolio managers, analysts and investors who expressed their support for the company's investor relations efforts through these nominations. The company's competition for these awards was some of the largest, best known and most highly regarded companies in Canada. IR Magazine is an internationally recognized and highly regarded publication which supports a global network of annual investor relations awards in the US, the UK, continental Europe, Latin America, Australia, Asia and the Nordic countries. 2002 was the fifth year for the Canadian awards. Nominees and winners were selected from the responses of more than 350 Canadian portfolio managers and analysts and more than 600 retail investors.

Goldcorp is a North American based gold producer. Its Red Lake mine is the richest gold mine in the world. By market capitalization, we are in the top ten of gold producers globally. **In 2001 Goldcorp was the most profitable North American gold company.** The company is in excellent financial condition, with no debt and positive free cash flow and earnings. Goldcorp's production is **unhedged**, which allows its shareholders to participate fully in a rising gold price environment. Goldcorp is listed on the **New York** and **Toronto Stock Exchanges** under the trading symbols of **GG** and **G**, respectively

PROCESSED MAR 05 2002 THOMSON FINANCIAL

For further information, please contact:

Chris Bradbrook
Vice President, Corporate Development
Telephone: (416) 865-0326
Facsimile: (416) 361-5741
email: cbradbrook@goldcorp.com

Corporate Office:
Goldcorp Inc.
145 King St. West, Suite 2700
Toronto, Ontario
Canada M5H 1J8

General enquiries: (800) 813-1412
(Canada and United States)

email: info@goldcorp.com
website: www.goldcorp.com

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